Exhibit 99.2

May 4, 2017

Board of Directors

Synchronoss Technologies, Inc.

200 Crossing Boulevard, 8th Floor

Bridgewater, NJ 08807

Gentlemen:

Affiliates of Siris Capital Group, LLC (collectively, “Siris” or “we”) recently acquired 5,994,667 shares of Synchronoss Technologies, Inc. (“Synchronoss” or the “Company”) common stock, representing approximately 12.9% of the outstanding shares. We have followed the Synchronoss story for a number of years and are pleased to be a significant shareholder of the Company. We are supportive of the Company’s Board and the re-established management team, and we look forward to the opportunity to engage with you in a meaningful, constructive manner.

Siris is a New York-based private equity firm whose principals have a long and successful track record of investing in technology and telecom companies. We may occasionally take positions in public securities in cases where we believe the market price represents an attractive investment opportunity and where we believe Siris could help create value through our institutional resources, capabilities, and expertise.

We believe Synchronoss has strong assets in its portfolio that are well-positioned to address both the carrier and enterprise markets. Based on publicly-available information, we would be interested in discussing with you potential strategic transactions, which may include a take-private or significant minority investment.

With your approval, we look forward to discussing soon the possibility of a mutually beneficial transaction.

Overview of Siris Capital

Siris focuses on telecom and technology businesses that we believe are misunderstood by the public markets. For example, companies may undergo a management change, possess a complex portfolio of assets, have significant customer concentration, navigate a technology transition, or provide a deeply technical solution. Together with our “Executive Partners,” we study this complexity and look to help management teams define and execute a strategy to maximize value. A list of our current portfolio companies and what they do is attached in Annex A.

Our Executive Partners are former senior operating executives in our technology and telecom focus areas. Primarily engineers by background, they have an average of over 20 years of experience in industry. Our Executive Partners support Siris’ thematic approach to investing and are available to serve as advisors to management teams to help define and execute strategy.

Siris Capital Group, LLC
By:

/s/ Frank Baker
Frank Baker
Managing Partner

Annex A

Company	Investment Date	Business Overview

Polycom	Sep-2016	Provider of open, standards-based UC solutions for voice and video communication and content sharing

Mavenir Systems	Aug-2016	Provider of mission-critical network infrastructure software to mobile network operators with offerings for messaging, voice & video, security, access & core, and value-added services

PGi	Dec-2015	Provider of audio conferencing and web and video collaboration solutions for large global enterprises and mid-market / SMB customers

Digital River	Feb-2015	Provider of end-to-end outsourced e-commerce, payments and marketing solutions

Pulse Secure	Oct-2014	Provider of secure enterprise connectivity, granular policy control, mobile productivity, and single sign-on solutions

Stratus Technologies	Apr-2014	Provider of fault tolerant and high availability technology solutions, which prevent downtime of mission-critical applications

Transaction Network Services	Feb-2013	Provider of data communications solutions serving the telecom, payment, and financial services industries